Exhibit 21.1

Subsidiaries of Biotel, Inc.

Name	State of Incorporation	Percentage Owned
Braemar, Inc.	North Carolina	100%
Advanced Biosensor Inc.	Delaware	100%
Agility Centralized Research Services, Inc.	Minnesota	100%